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                                                                    EXHIBIT 11.1



                                     MECON, INC.

                STATEMENT REGARDING COMPUTATION OF NET LOSS PER SHARE
                      (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)









FOR THE THREE MONTHS ENDED JUNE 30,                    1997      1996
-----------------------------------                    ----      ----

Weighted average shares of common stock               6,002     5,886
Dilutive effect of common stock equivalents               0       483
Shares used in per share calculation                  6,002     6,369
Net income (Loss)                                      (682)      313

Net income (loss) per share                          $(0.11)    $0.05